Filed pursuant to Rule 433

Registration Statement No. 333-117775

Dated February 1, 2007

Filed February 2, 2007

JPMorgan Chase & Co.

Issuer:	JPMorgan Chase & Co.

Ratings:	Aa3/A+/A+

Currency:	USD

Size:	$650,000,000.00

Security Type:	SEC Registered Senior Notes

Maturity:	6/1/11

Coupon:	5.600%

Day Count Convention:	30/360

Spread to Bench Tsy:	+51 basis points

Benchmark Treasury:	4.75% US Treasury due 1/31/12

Tsy Spot and Yield:	99-23.75, 4.809%

Price to Public:	101.063% plus accrued interest from 12/1/06

Yield to maturity:	5.319%

Interest Pmt Dates:	June 1 and December 1
Interest will accrue from 12/1/06, with the first payment on 6/1/07

Accrued Interest:	$6,673,333.33

Gross Spread:	0.30%

Proceeds:	$661,632,833.33

Trade Date:	1/31/07

Settlement Date:	2/7/07 (T+5)

Denominations	$1,000 x $1,000

CUSIP:	46625HGG9

Bookrunner:	J.P. Morgan Securities Inc.

Co-Managers:	BB&T Capital Markets, a division of Scott &
Stringfellow, Inc.
Bear, Stearns & Co. Inc.
Samuel A. Ramirez & Co., Inc.

Reopening: The notes offered by this screen are offered as part of a reopening of a previously issued series of notes. Attached to this screen is the Prospectus Supplement and Prospectus from the offering of the notes previously issued. The notes offered hereby will have the same terms as, and will be fungible with, the notes previously issued, but will be offered at a different offering price. Once issued, the notes offered hereby will become part of the same series as the notes previously issued. Settlement Period: The closing will occur on February 7, 2007, which will be more than three U.S. business days after the date of this pricing supplement. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. This includes, without limitation, documents filed with the SEC since the date of the attached Prospectus Supplement which are incorporated by reference into the Registration Statement. You may get all of the above-referenced documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

This screen reflects an increase in the amount of notes to be issued from the amount given in the screen previously sent.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.